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SEC 08031238 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 1200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger 949 717 6205 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman, Ste 1000 (Address) Irvine (City) CA (State) 92612 (Zip Code)

PROCESSED
APR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 09 2008
Washington, DC
102

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Brandenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature: Deborah Crowley]
Notary Public

DEBORAH CROWLEY
Commission # 1581476
Notary Public - California
Orange County
My Comm. Expires Jun 20, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBS Capital Markets Group, LLC

(a California limited liability company)

Financial Statements

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm.....1

Financial Statements

Statement of Financial Condition.....2
Statement of Operations.....3
Statement of Member's Capital.....4
Statement of Cash Flows.....5
Notes to Financial Statements.....6

Supplemental Information

Schedule I –Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.....11
Schedule II – Statements Regarding SEC Rule 15c3-3.....12
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.....13

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the "Company"), as of December 31, 2007, and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 24, 2008

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2007

ASSETS		
Cash and cash equivalents	$	2,323,043
Commissions due from affiliate		441,723
Dealer manager fees due from affiliate		232,066
Prepaid expenses and other assets		126,783
Property and equipment, net		105,423
	$	3,229,038
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued liabilities	$	138,176
Commissions and marketing fees payable to broker-dealers		1,214,722
Accrued compensation		796,998
		2,149,896
Commitments and contingencies *(Note 7)*		
Member's capital		1,079,142
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	3,229,038

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Operations

For the Year Ended December 31, 2007

REVENUES	
Commissions from affiliate	$ 41,535,399
Dealer manager fees from affiliate	25,526,693
Reimbursements from affiliate *(Note 4)*	516,041
Interest and other income	113,609
	67,691,742
EXPENSES	
Employee salaries, commissions and benefits	14,540,307
Commissions and marketing fees to broker-dealers	49,717,780
Travel and entertainment	1,787,022
Rent and facilities	380,340
Meetings and sponsorships	139,131
Professional services	110,886
General, administrative and other expenses	576,109
	67,251,575
NET INCOME	$ 440,167

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Member's Capital

For the Year Ended December 31, 2007

BALANCE – December 31, 2006	$ 628,975
Contributions	510,000
Distribution	(500,000)
Net Income	440,167
BALANCE – December 31, 2007	$ 1,079,142

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 440,167
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	72,436
Changes in operating assets and liabilities:	
Commissions due from affiliate	(430,723)
Dealer manager fee due from affiliate	(232,066)
Prepaid expenses and other assets	27,968
Accounts payable and accrued liabilities	50,542
Commissions and marketing fees payable to broker-dealers	1,214,722
Accrued compensation	199,979
Net cash provided by operating activities	1,343,025
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(60,513)
Net cash used by investing activities	(60,513)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	510,000
Member distribution	(500,000)
Net cash provided by financing activities	10,000
NET INCREASE IN CASH	1,292,512
Cash and cash equivalents - beginning of year	1,030,531
Cash and cash equivalents - end of year	$ 2,323,043
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for taxes	$ 12,590

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Financial Statements

December 31, 2007

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

The Company serves as the dealer manager for the public offering of KBS Real Estate Investment Trust, Inc. (the "KBS REIT"), an affiliate of KBS Holdings, LLC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2007, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Commissions and Dealer Manager Fees Due From Affiliate

The Company receives commissions, including commissions on proceeds from the KBS REIT Dividend Reinvestment Plan ("DRIP Plan"), and dealer manager fees in connection with the distribution and sale of shares of KBS REIT.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

Prepaid expenses mainly consist of prepaid rent expense and prepaid FINRA licensing and registration renewal fees.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REIT, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT.

Revenue Recognition

The Company's revenues are primarily comprised of commissions and dealer manager fees earned as compensation in connection with the distribution and sales of shares of KBS REIT. Commissions and dealer manager fees are recognized on the date which the shares sold by the dealer manager are accepted and confirmed by KBS REIT. The Company reallows 100% of the commissions and up to 2.5% of gross proceeds in the form of marketing fees to participating broker-dealers involved in the sale of KBS REIT.

2. Summary of Significant Accounting Policies (continued)

Reimbursements from Affiliate

Reimbursements from affiliate represent payments received from KBS REIT for organization and offering costs previously paid by the Company on behalf of KBS REIT in connection with the distribution and sale of shares of KBS REIT. Prior to 2007, the Company was uncertain as to whether such organization and offering costs were to be reimbursed by KBS REIT. During the year ended December 31, 2007 the Company was reimbursed for such costs, and as such, recognized prior period reimbursements as revenue.

Income Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2007:

Computer equipment	$ 208,608
Office equipment and fixtures	25,123
Less accumulated depreciation and amortization	(128,308)
	$ 105,423

4. Related Party Transactions

The Company earns commissions and dealer manager fees for the distribution and sales of shares of KBS REIT. The commission percentage is calculated using a commission rate starting at 6% and declining to 1% of proceeds from sales of shares based on the number of shares sold. Commissions on proceeds from the DRIP Plan are calculated based on 3% of such proceeds. The dealer manager fees are calculated using a rate starting at 3.5% and declining to 2.5% of proceeds from sales of shares based on the number of shares sold. There are no dealer manager fees paid on sales from the DRIP Plan. For the year ended December 31, 2007, the Company earned $41,535,399 of commissions and $25,526,693 of dealer manager fees.

4. Related Party Transactions (continued)

As of December 31, 2007, the Company had commissions receivable and dealer manager fees receivable from an affiliate in the amount of $441,723 and $232,066, respectively. The commissions receivable includes commissions associated with the DRIP Plan.

During the year ended December 31, 2007 the Company received $2,059,334 from the KBS REIT as reimbursement for certain expenses including sponsorships, promotional items, legal fees, travel, and due diligence expenses. As of December 31, 2007, the Company had $16,674 receivable for such reimbursable expenses.

During the year ended December 31, 2007, the Company received $516,041 from KBS REIT for reimbursements of organization and offering costs previously paid by the Company on behalf of KBS REIT.

KBS Realty Advisors LLC ("KBSRA"), which is affiliated with the Company's Member, pays for certain operating expenses on behalf of the Company. For the year ended December 31, 2007 the Company reimbursed KBSRA $549,758 for such operating expenses. The Company pays certain operating expenses on behalf of KBSRA. For the year ended December 31, 2007 the Company received $2,953 from KBSRA as reimbursement for such expenses.

The Company subleases office space and certain office equipment and furniture from KBSRA on a month-to-month basis. During the year ended December 31, 2007, the Company incurred $408,674 of expenses related to such subleases.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $614,770 which was $471,444 in excess of the required net capital of $143,326 as computed in accordance with rule 15c3-1. The Company's net capital ratio was 3.50 to 1.

6. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company did not incur any expense for the Plan during the year ended December 31, 2007.

7. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Member's capital	$ 1,079,142
Less nonallowable assets	(464,372)
Net capital per Rule 15c3-1	614,770
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	143,326
Excess net capital	$ 471,444
Aggregate indebtedness	$ 2,149,896
Ratio of aggregate indebtedness to net capital	3.50 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule II – Statements Regarding SEC Rule 15c3-3

December 31, 2007

Computation of Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from the Computation of Reserve Requirements according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemption provision.

ERNST & YOUNG

■ Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

■ Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements of KBS Capital Markets Group, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 24, 2008

END